Exhibit 99.1

NLS Pharmaceutics CEO Issues Letter to Shareholders

To our Shareholders and Friends,

Just under two years ago, NLS Pharmaceutics sought your investment and support to advance our pipeline in rare sleep disorders and other rare and debilitating Central Nervous System disorders. I am pleased to report on the progress that we made towards building a strong foundation for a bright future.

At the outset of 2022, we outlined a number of initiatives including:

●	Complete Phase 2a clinical program for Quilience® (Mazindol ER)

●	Report top-line results for Quilience in the treatment of narcolepsy

●	Receive final U.S. patent protecting Quilience’s novel once-daily technology

●	Secure funding for current programs and operations

●	Initiate paid early access programs for Quilience in target countries

Not only have we delivered on all of these, but we have also accomplished so much more, including numerous investor conference presentations, long-term cash runway potentially secured beyond NDA submission, addition of crucial leadership positions, multiple patent and orphan drug status grants, and a key opinion leader event, to name a few! As we near the end of 2022 and close out this exciting, and at times challenging year, I wanted to take the opportunity to share the promises that we have kept and the progress that we have made, which we could not have achieved without your help.

Phase 2 Successes

Earlier this year, we reported on positive top-line results from the Phase 2 clinical trial (NLS-1021) evaluating our lead product candidate, Quilience® (Mazindol ER), in the treatment of narcolepsy. The trial met its primary endpoint with high statistical significance. We believe that these results confirm the efficacy of Mazindol ER, as well as the safety and tolerability profile established in over 40 years of on-label and off-label use. Additional data from our Open Label Extension study (NLS-1022) further validated the positive results from our Phase 2 trial for Quilience® in narcolepsy, and we believe they also demonstrate the longer-term efficacy, tolerability, and safety of the treatment. We plan to present the final study results from these trials at a scientific meeting in 2023 and look forward to meeting with the U.S. Food and Drug Administration (FDA) to discuss the design of a pivotal clinical program as we focus on bringing this important solution to patients.

Financing

This year saw several financing successes, including private placement offerings and culminating with an exclusive purchase agreement with aggregate gross proceeds of up to $30.0 million in a two-tranche private placement with BVF Partners L.P., a prestigious life sciences investor. This third-part validation and shared commitment reinforces our confidence in our development program, which has the potential to benefit the more than three million people across the globe challenged with narcolepsy. With this financing, NLS expects to have adequate capital to execute on our goal of expeditiously advancing Mazindol ER through pivotal studies and through the submission of an NDA, as well as support business development and licensing activities to continue to grow our pipeline. Because of the shared commitment to our mission, NLS expects to be able to fund its operations through 2025, beyond the anticipated submission of its New Drug Application for Mazindol ER in narcolepsy. It is worth noting that management and insiders have not sold any shares since NLS’ initial public offering.

Generating pre-approval, non-dilutive revenues

In November 2022, NLS Pharmaceutics launched a paid for Named Patient Program (NPP) for patients suffering from idiopathic hypersomnia (IH), partnering with Caligor Coghlan Pharma Services, a globally active pharmaceutical company specializing in named patient, expanded access, early access and compassionate use programs. The program will provide access to Mazindol ER for people living with IH who currently have no approved treatment options for the treatment of IH. The NPP has launched in the United Kingdom and will expand into other countries over the coming weeks and months. As of today, no therapies are authorized in the EU for the treatment of IH.

Upgrading the team

This year has also welcomed the addition of experienced healthcare executives to the NLS family. Serving most recently as CFO and co-portfolio manager of Arcus Ventures, Chad Hellmann joined NLS in June and brings significant expertise in developing and implementing operational strategies and capital markets solutions for life sciences companies. Mr. Hellman has already had a significant impact on our financial situation and has positioned NLS to fund operations for at least three more years. In September, Dr. George Apostol was appointed to the position of Chief Medical Officer and Global Head of Research and Development. Serving most recently as Global Head of Research and Development at Endo Pharmaceuticals Inc., Dr. Apostol brings significant expertise in the management and execution of early, mid and late-stage drug development. As we advance Mazindol ER into phase 3 and further develop our pipeline of products, Dr. Apostol will be invaluable in achieving our mission to bring differentiated therapies to patients with debilitating CNS diseases.

In December we welcomed three more key individuals to the leadership team. First, Astrid Sommer, Head of HR, is a seasoned Swiss-based human resources consultant with more than 20 years of experience and an accomplished background in our industry, having previously worked at Roche, Alnylam, Versantis & Genfit. Tom Curatolo, Head of U.S. Commercial, has over 25 years of commercial leadership experience spanning sales, marketing, strategy, training, market access, and commercial operations. Mr. Curatolo served as Chief Commercial Officer of Tris Pharma and EVP of Marketing, Commercial Strategy and Operations for Ironshore Pharmaceuticals, following ten years with Shire Pharmaceuticals ultimately as VP of Global Commercial Operations. Finally, we welcomed Marianne Lambertson as our Head of Corporate Communications & Investors Relations. Ms. Lambertson has spent nearly three decades in healthcare in the global biopharmaceutical industry working on psychotropic, neurologic and oncologic medications, for organizations including Schering-Plough (Merck), élan Pharma, Altana Pharma AG, Bayer Healthcare, and Verastem Oncology. As we look towards 2023 and beyond, we know that we have a strong and proficient team in place to meet and exceed our goals.

Expanding our Pipeline

Our goal continues to focus on building a differentiated global pharmaceutical company that is patient-focused and dedicated to the development of transformative therapies addressing critical unmet needs in rare and complex CNS disorders. As we navigate the competitive landscape of our industry while focusing on the development of our product candidates, we are poised to maximize the therapeutic potential of our current pipeline while still pursuing new candidates that will continue to broaden our product portfolio. Our team has extensive experience in CNS research and a strong record of clinical trial success, regulatory approvals and scientific publications in peer-reviewed journals. Through our rigorous scientific approach in evaluating new opportunities, we plan to evaluate and develop additional product candidates to treat indications with a high unmet medical need.

Strong Footing

We continue to build our global presence as evidenced through numerous patent awards this year across the globe. Key patents have been granted in major markets including the U.S., Canada, Europe, Japan, South Korea & Israel, covering the once-daily use of our lead product candidate, Quilience® (mazindol ER) in rare sleep disorders such as narcolepsy and idiopathic hypersomnia, as well as additional uses including opioid withdrawal and attention deficit hyperactivity disorder (ADHD). Given our patent positioning and the Orphan Drug Designations that we have in both the U.S. and Europe, we believe that our proprietary position on Quilience® is strong. In addition to our lead product candidate, we have early-stage compounds that we are further developing. Our pipeline products are similarly well positioned as we gain ground in establishing future market positions through patents for lauflumide (NLS-4) and other new chemical entities and assets. With extensive IP coverage in the U.S. and Europe, and promising pre-clinical data, we anticipate that our wake-promoting agent, lauflumide (NLS-4), could offer a new option for the treatment of chronic fatigue, including fatigue associated with cancer treatment and long-COVID symptoms. We anticipate that clinical trials with lauflumide (NLS-4) will begin in 2024. We will continue to explore opportunities and execute on possibilities based on key factors such as unmet medical need, biological rationale, safety profile, feasibility of clinical development, potential for leveraging accelerated development pathways for regulatory approval, strong intellectual property position, favorable competitive landscape, and attractive commercial potential.

A Bright Future

More than ever, we at NLS are hard at work and extremely excited to be a part of a company with genuine near and long-term prospects to change the lives of patients with rare CNS diseases. We work together to create a culture that inspires and motivates our team members to do what they do best. Our passionate team makes every effort to remain nimble with an honest approach to transparent communication, empowering leadership, and individual ownership of responsibilities. Our employees thrive in finding innovative and efficient approaches to advance our corporate aspirations.

Together with our co-founder, Dr. Eric Konofal, I want to offer my sincerest gratitude to the clinical investigators and participating patients making it possible for Quilience to be a potential class-leading treatment for narcolepsy in the future. I must also thank the many women and men across Europe and the U.S. that are part of the NLS Pharmaceutics team, from pre-clinical to regulatory affairs to supply chain and all in between, that endeavor every day to progress our objectives in treating these rare diseases. And finally, I would like to thank you, our shareholders and investors, for your continued support for and shared commitment of NLS Pharmaceutics.

I wish all our stakeholders a happy and healthy year-end, and we look forward to a prosperous and productive 2023!

With gratitude,

Alex Zwyer

Chief Executive Officer

Safe Harbor Statement

This release contains expressed or implied forward-looking statements pursuant to U.S. federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected timing of the release of final study results and meetings with the FDA, that it has adequate capital to execute on its goal of expeditiously advancing Mazindol ER through pivotal studies and through the submission of an NDA, the expectation that it will be able to fund its operations through 2025 and the development of its product candidates and expected timing of the commencement of various studies. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

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